CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)

Global Medium-Term Notes, Series A	$1,404,000	$180.84

(1)           Calculated in accordance with Rule 457(r) of the Securities Act of 1933

Pricing Supplement dated April 25, 2014	Filed Pursuant to Rule 424(b)(2)
(To Prospectus dated July 19, 2013 and the Prospectus Supplement dated July 19, 2013)	Registration No. 333-190038

US$1,404,000

CALLABLE RANGE ACCRUAL NOTES DUE APRIL 30, 2029

LINKED TO THE CMS SPREAD

Principal Amount:	US$1,404,000	Issuer:	Barclays Bank PLC
Issue Price:	Variable Price Re-Offer	Series:	Global Medium-Term Notes, Series A
Original Issue Date:	April 30, 2014	Original Trade Date:	April 25, 2014
Maturity Date:	April 30, 2029 subject to Redemption at the Option of the Company (as set forth below).	Payment at Maturity:

If you hold the Notes to maturity, you will receive 100% of your principal, subject to the creditworthiness of Barclays Bank PLC.  The Notes are not, either directly or indirectly, an obligation of any third party, and any payment to be made on the Notes, including any principal protection provided at maturity, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due.

Denominations:	Minimum denominations of US$1,000 and integral multiples of US$1,000 thereafter.	CUSIP/ISIN:	06741UBL7/US06741UBL70
[Terms of Notes continue on next page]

	Price to Public(1)	Agent’s Commission(1)(2)	Proceeds to Barclays Bank
PLC(1)(2)

Per Note	At Variable Prices	2.25%	97.75%

Total	At Variable Prices	$31,590	$1,372,410

[1] Barclays Capital Inc. has agreed to purchase the Notes from us at 100% of the principal amount minus a maximum commission equal to $22.50 per $1,000 principal amount, or 2.25%, resulting in a minimum aggregate proceeds to Barclays Bank PLC of $1,372,410.  Barclays Capital Inc. proposes to offer the Notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale; provided that, such prices are not expected to be less than $977.50 or greater than $1,000 per $1,000 principal amount. Barclays Capital Inc. may also use all or a portion of its commissions on the Notes to pay selling concessions or fees to other dealers.  See “Selected Risk Factors—The Price You Paid for the Notes May Be Higher than the Prices Paid by Other Investors” below for additional detail.

[2] The total Agent’s Commission and Proceeds to Barclays Bank PLC, will be based on the aggregate dollar amount of notes sold by Barclays Bank PLC to Barclays Capital Inc. as determined on the Original Trade Date.

Our estimated value of the Notes on the Original Trade Date, based on our internal pricing models, is $963.80 per Note.  The estimated value is less than the initial issue price of the Notes.  See “Additional Information Regarding Our Estimated Value of the Notes” below.  We may decide to sell additional Notes after the date of this pricing supplement, at issue prices and with commissions and aggregate proceeds that differ from the amounts set forth above.  In addition, the estimated value of the Notes on the date any additional Notes are priced for sale to be traded will take into account a number of variables, including prevailing market conditions and our subjective assumptions, which may or may not materialize, on the date that such additional Notes are traded.  As a result of changes in these variables, our estimated value of the Notes on any subsequent trade date may be lower or higher than our estimated value of the Notes on the Original Trade Date, but in no case will be less than $900.00 per Note.

Any payment on the Notes is subject to the creditworthiness of the Issuer and is not guaranteed by any third party.  For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Selected Risk Factors—Issuer Credit Risk” in this pricing supplement.

Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page S-6 of the prospectus supplement and “Selected Risk Factors” on page PS—2 below.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

We may use this pricing supplement in the initial sale of Notes.  In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale.  Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

Accrual Rate (*):

The CMS Spread.

 CMS Spread: An amount determined by the Calculation Agent, which is the CMS Rate with a maturity of 30 years (“30CMS”) minus the CMS Rate with a maturity of 5 years (“5CMS” and together with 30CMS, the “CMS Rates”). (See “The CMS Rates” on page PS-8 for additional information on how the CMS Rates are calculated).

Interest Rate Formula:	For each Interest Period, the interest rate per annum will be equal to the product of (1) the applicable Step Up Rate times (2) the Accrual Factor.

Accrual Factor:

For any Interest Period, the number of calendar days in the applicable Interest Period on which the Accrual Rate observed on that day is greater than or equal to the Barrier Level (an “Accrual Day”), divided by the total number of calendar days in the applicable Interest Period. Notwithstanding anything else to the contrary, the Accrual Rate on any calendar day in an Interest Period that is not a Business Day will equal the Accrual Rate observed on the immediately preceding Business Day.

Rate Cut-Off:

For any Interest Period, the Accrual Rate for any day from and including the fifth Business Day prior to the related Interest Payment Date will equal the Accrual Rate on such fifth Business Day prior to that Interest Payment Date.

Maximum Rate:	For any Interest Period, the Step Up Rate specified for that Interest Period under “Step Up Rates” below.

Minimum Rate:	0.00%

Step Up Rates:

For each Interest Period commencing on or after the Original Issue Date, to but excluding April 30, 2021: 6.00% per annum

For each Interest Period commencing on or after April 30, 2021 to but excluding April 30, 2025: 7.00% per annum
For each Interest Period commencing on or after April 30, 2025 to but excluding the Maturity Date: 8.00% per annum

Barrier Level:	0.25%

Interest Payment Dates:	Payable quarterly in arrears on the 30th day of each January, April, July and October, commencing on July 30, 2014 and ending on the Maturity Date or the Early Redemption Date, if applicable.

Interest Period:

The initial Interest Period will begin on, and include, the Original Issue Date and end on, but exclude, the first Interest Payment Date.  Each subsequent Interest Period will begin on, and include, the Interest Payment Date for the preceding Interest Period and end on, but exclude, the next following Interest Payment Date.  The final Interest Period will end on, but exclude, the Maturity Date (or the Early Redemption Date, if applicable).

Business Day Convention/Day Count Fraction:	Following, unadjusted; 30/360

Business Day:

A Monday, Tuesday, Wednesday, Thursday or Friday that is neither a day on which banking institutions in London or New York City generally are authorized or obligated by law, regulation, or executive order to close.

Redemption at the Option of the Company:

We may redeem your Notes, in whole or in part, at the Redemption Price set forth below, on any Interest Payment Date commencing on or after April 30, 2015, provided we give at least five Business Days’ prior written notice to the trustee.  If we exercise our redemption option, the Interest Payment Date on which we so exercise will be referred to as the “Early Redemption Date”.

Redemption Price:

If we exercise our redemption option, you will receive on the Early Redemption Date 100% of the principal amount together with any accrued and unpaid interest to but excluding the Early Redemption Date (subject to the creditworthiness of the Issuer).

Settlement:	DTC; Book-entry; Transferable

Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.

Calculation Agent:	Barclays Bank PLC

(*) In certain circumstances, 30CMS and/or 5CMS will be based on the alternate calculation of the CMS Rates as described in “Reference Assets—Floating Interest Rate—CMS Rate” of the accompanying prospectus supplement.

We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this pricing supplement relates.  Before you invest, you should read the prospectus dated July 19, 2013 and the prospectus supplement dated July 19, 2013 and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering.  Buyers should rely upon this pricing supplement, the prospectus, the prospectus supplement and any relevant preliminary pricing supplement for complete details.  You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov, and you may also access the prospectus and prospectus supplement through the links below:

•                  Prospectus dated July 19, 2013:

http://www.sec.gov/Archives/edgar/data/312070/000119312513295636/d570220df3asr.htm

•                  Prospectus Supplement dated July 19, 2013:

http://www.sec.gov/Archives/edgar/data/312070/000119312513295715/d570220d424b3.htm

Our SEC file number is 1-10257 and our Central Index Key, or CIK, on the SEC website is 0000312070.

Alternatively, Barclays Capital Inc. or any agent or dealer participating in this offering will arrange to send you this pricing supplement, the prospectus, the prospectus supplement and any relevant preliminary pricing supplement if you request it by calling your Barclays Capital Inc. sales representative, such dealer or 1-888-227-2275 (Extension 2-3430).  A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance.  In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

Additional Information Regarding Our Estimated Value of the Notes

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates.  Our internal funding rates (which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market.  Our estimated value on the pricing date is based on our internal funding rates.  Our estimated value of the Notes may be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the Notes on the pricing date is less than the initial issue price of the Notes.  The difference between the initial issue price of the Notes and our estimated value of the Notes results from several factors, including any sales commissions to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

Our estimated value on the pricing date is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after the pricing date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the pricing date for a temporary period expected to be approximately twelve months after the initial issue date of the Notes because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes which we will no longer expect to incur over the term of the Notes.  We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes.  The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial issue date of the Notes based on changes in market conditions and other factors that cannot be predicted.

Barclays Capital Inc., or another affiliate of ours, or a third party distributor may purchase and hold some of the Notes for subsequent resale at variable prices after the initial issue date of the Notes. There may be circumstances where investors may be offered to purchase those Notes from one distributor (including Barclays Capital Inc. or an affiliate) at a more favorable price than from other distributors.  Furthermore, from time to time, Barclays Capital Inc. or an affiliate may offer and sell the Notes to purchasers of a large number of the Notes at a more favorable price than a purchaser acquiring a lesser number of the Notes.

At our sole option, we may decide to offer additional Notes after the Original Trade Date.  Our estimated value of the Notes on any subsequent trade date may reflect issue prices, commissions and aggregate proceeds that differ from the amounts set forth in this pricing supplement and will take into account a number of variables, including prevailing market conditions and our subjective assumptions, which may or may not materialize, on the date that such additional Notes are traded. As a result of changes in these variables, our estimated value of the Notes on any subsequent trade date may differ significantly from our estimated value of the Notes on the original trade date, but in no case will be less than $900.00.

We urge you to read the “Selected Risk Considerations” beginning on page PS-2 of this pricing supplement.

SELECTED RISK FACTORS

An investment in the Notes involves significant risks not associated with an investment in conventional floating rate or fixed rate medium term notes. You should read the risks summarized below in connection with, and the risks summarized below are qualified by reference to, the risks described in more detail in the “Risk Factors” section beginning on page S-6 of the prospectus supplement.  We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

•                  Issuer Credit Risk—The Notes are our unsecured debt obligations, and are not, either directly or indirectly, an obligation of any third party.  Any payment to be made on the Notes, including any repayment of principal provided at maturity, depends on our ability to satisfy our obligations as they come due.  As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes and, in the event we were to default on our obligations, you may not receive the repayment of principal or any other amounts owed to you under the terms of the Notes.

•                  Accrual Rate / Interest Payment Risk—Investing in the Notes is not equivalent to investing in securities directly linked to the CMS Rates.  Instead the amount of interest payable on the Notes for any Interest Period is dependent on whether, during a given Interest Period, the Accrual Rate is greater than or equal to the Barrier Level.  For each calendar day in an Interest Period on which the Accrual Rate is greater than or equal to the Barrier Level, interest will accrue at the applicable Step Up Rate; conversely, for each calendar day in an Interest Period on which the Accrual Rate is less than the Barrier Level, no interest will accrue.

As a result, if the Accrual Rate is less than the Barrier Level on one or more calendar days during an Interest Period, then the interest rate for that Interest Period, and the amount of interest paid on the related Interest Payment Date, will decrease in proportion to the number of calendar days in the Interest Period that the Accrual Rate is less than the Barrier Level.  Accordingly, in such circumstances you would not receive the maximum possible interest rate for that Interest Period.  If, on every calendar day in an Interest Period, the Accrual Rate is less than the Barrier Level, then you will receive no interest payments for that Interest Period.  If the Accrual Rate is less than the Barrier Level on every calendar day in every Interest Period throughout the term of the Notes, then you will receive no interest payments on your Notes throughout their term.

•                  Maximum Interest Rate—Since a Maximum Rate is specified on the cover page hereof, the interest rate on the Notes for the relevant Interest Periods (on or after any applicable date specified on the cover page hereof) will be limited to the specified Maximum Rate.  As a result, you will lose the benefit of any interest payment that would have been payable had such Maximum Rate not been applicable.

•                  The Price You Paid for the Notes May Be Higher than the Prices Paid by Other Investors— Barclays Capital Inc. proposes to offer the Notes from time to time for sale to investors in one or more negotiated transactions, or otherwise, at prevailing market prices at the time of sale, at prices related to then-prevailing prices, at negotiated prices, or otherwise.  Accordingly, there is a risk that the price you paid for your Notes will be higher than the prices paid by other investors based on the date and time you made your purchase, from whom you purchased the Notes, any related transaction costs, whether you hold your Notes in a brokerage account, a fiduciary or fee-based account or another type of account and other market factors.

•                Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates.  As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the price you paid for your Notes, and any sale prior to the Maturity Date could result in a substantial loss to you.

•                Rate Cut-Off—The Accrual Rate with respect to each day from and including the fifth Business Day prior to the related Interest Payment Date for any Interest Period (each such fifth day, a “Rate Cut-Off Date”) to but excluding such related Interest Payment Date will be the Accrual Rate in effect on such Rate Cut-Off Date.  As such, if the Accrual Rate is less than the Barrier Level on such Rate Cut-Off Date, no interest will accrue for that day or the remainder of the Interest Period, even if the Accrual Rate is greater than or equal to the Barrier Level on any day during that time.

Exposure to the CMS Rates—Payments on the Notes are determined with reference to both the 30 Year CMS Rate and the 5 Year CMS Rate.  The CMS Rates or the 30 Year CMS Rate and the 5 Year CMS Rate are the “constant maturity swap rates” that measure the fixed rate of interest payable on a hypothetical fixed-for-floating U.S. dollar interest rate swap transaction with a maturity of thirty years or five years, respectively.  In such a hypothetical swap transaction, the fixed rate of interest, payable semi-annually on the basis of a 360-day year consisting of twelve 30-day months, is exchangeable for a floating 3-month LIBOR-based payment stream that is payable quarterly on the basis of the actual number of days elapsed during a quarterly period in a 360-day year.  “LIBOR” is the London Interbank Offered Rate, and is the rate of interest at which banks borrow funds from each other in the London interbank market.  3-Month LIBOR is the rate of interest which banks in London charge each other for loans for a period of three months.

For additional information about the CMS Rates, and, more specifically, how the CMS Spread is calculated, see “The CMS Rates” below.

•                The Historical Performance of the CMS Rates Is Not an Indication of Their Future Performance—The historical performance of the CMS Rates should not be taken as an indication of their future performance during the term of the Notes.  Changes in the levels of the CMS Rates will affect the value of the Notes, but it is impossible to predict whether such levels will rise or fall.   There can be no assurance that the Accrual Rate will be greater than or equal to the Barrier Level on any day during the term of the Notes.

•                  Lack of Liquidity—The Notes will not be listed on any securities exchange.  Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice.  Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.  Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.  The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•                Taxes— As discussed in more detail below, the Notes should be treated as debt instruments subject to the special rules governing contingent payment debt instruments for U.S. federal income tax purposes.  As a consequence of those rules, you will likely be required to include an amount of interest in income in certain periods that is less than the interest payments made on your Notes in such periods.  Conversely, you will likely be required to include an amount of interest in income in certain periods that exceeds the interest payments due on your Notes for such periods. It is also possible that the Internal Revenue Service could disagree with the characterization of the Notes as contingent payment debt instruments and assert that the Notes should be classified as variable rate debt instruments.  If the variable rate debt instrument rules apply to your Notes, you will generally be required to include interest on the Notes in income at the time the interest is paid or accrued, depending on the your method of accounting for tax purposes.  You should consult your tax advisor as to U.S. federal income tax consequences of investing in the Notes.

•                The Estimated Value of Your Notes Might be Lower if Such Estimated Value Were Based on the Levels at Which Our Debt Securities Trade in the Secondary Market—The estimated value of your Notes on the pricing date is based on a number of variables, including our internal funding rates.  Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market.  As a result of this difference, the estimated value referenced above may be lower if such estimated value was based on the levels at which our benchmark debt securities trade in the secondary market.

•                  The Estimated Value of Your Notes is Lower Than the Initial Issue Price of Your Notes—The estimated value of your Notes on the pricing date is lower than the initial issue price of your Notes.  The difference between the initial issue price of your Notes and the estimated value of the Notes is a result of certain factors, such as any sales commissions to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

•               The Estimated Value of the Notes is Based on Our Internal Pricing Models, Which May Prove to be Inaccurate and May be Different from the Pricing Models of Other Financial Institutions—The estimated value of your Notes on the pricing date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize.  These variables and assumptions are not evaluated or verified on an independent basis.  Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the Notes may not be consistent with those of other financial institutions which may be purchasers or sellers of Notes in the secondary market.  As a result, the secondary market price of your Notes may be materially different from the estimated value of the Notes determined by reference to our internal pricing models.  Moreover, at our sole option, we may decide to sell additional Notes after the Original Trade Date.  Our estimated value of the Notes on any subsequent trade date may reflect issue prices, commissions and aggregate proceeds that differ from the amounts set forth in this pricing supplement and will take into account a number of variables, including prevailing market conditions and our subjective assumptions, which may or may not materialize, on the date that such additional Notes are traded.  As a result of changes in these variables, our estimated value of the Notes on any subsequent trade may differ significantly from our estimated value of the Notes on the Original Trade Date.

•                  The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, if any, and Such Secondary Market Prices, If Any, Will Likely be Lower Than the Initial Issue Price of Your Notes and Maybe Lower Than the Estimated Value of Your Notes—The estimated value of the Notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do).  The price at which you may be able to sell your Notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the Notes.  Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the Notes such as fees, commissions, discounts, and the costs of hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the initial issue price of your Notes.  As a result, the price, at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the maturity date could result in a substantial loss to you.

•                  The Temporary Price at Which We May Initially Buy The Notes in the Secondary Market And the Value We May Initially Use for Customer Account Statements, If We Provide Any Customer Account Statements At All, May Not Be Indicative of Future Prices of Your Notes—Assuming that all relevant factors remain constant after the pricing date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market (if Barclays Capital Inc. makes a market in the Notes, which it is not obligated to do) and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value of the Notes on the Original Trade Date, as well as the secondary market value of the Notes, for a temporary period after the initial issue date of the Notes.  The price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your Notes.

•                  We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect Your Notes in Various Ways and Create Conflicts of Interest—We and our affiliates establish the offering price of the Notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation.  Additionally, the role played by Barclays Capital Inc., as a dealer in the Notes, could present it with significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the Notes.  For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the Notes and such compensation or financial benefit may serve as an incentive to sell these Notes instead of other investments.  We may pay dealer compensation to any of our affiliates acting as agents or dealers in connection with the distribution of the Notes.  Furthermore, we and our affiliates make markets in and trade various financial instruments or products for their own accounts and for the account of their clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products.  These financial instruments and products may include securities, futures, options or other derivative instruments with returns linked or related to changes in the levels of the CMS Rates.  Such market making activities, trading activities and other investment banking and financial services may negatively impact the value of the Notes.  Furthermore, in any such market making, trading activities, and other services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of the holders of the Notes.  We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the Notes into account in conducting these activities.

•                  The Notes Will Be Subject to Redemption at Our Option — We may redeem the Notes prior to the Maturity Date on any Interest Payment Date, beginning on the date specified on the cover page hereof. If you intend to purchase the Notes, you must be willing to have your Notes redeemed early. We are generally more likely to redeem the Notes during periods when we expect that interest will accrue on the Notes at a rate that is greater than that which we would pay on our traditional interest-bearing deposits or debt securities having a maturity equal to the remaining term of the Notes.  In contrast, we are generally less likely to redeem the Notes during periods when we expect interest to accrue on the Notes at a rate that is less than that which we would pay on those instruments.  If we redeem the Notes prior to the Maturity Date, accrued interest will be paid on the Notes until such early redemption, but you will not receive any future interest payments from the Notes redeemed and you may be unable to reinvest your proceeds from the redemption in an investment with a return that is as high as the return on the Notes would have been if they had not been redeemed.

•                  Additional Potential Conflicts—As described above, we and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as Calculation Agent and hedging our obligations under the Notes.  In performing these duties, the economic interests of the Calculation Agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

In addition, Barclays Wealth and Investment Management, the wealth management division of Barclays Capital Inc., may arrange for the sale of the Notes to certain of its clients.  In doing so, Barclays Wealth and Investment Management will be acting as agent for Barclays Bank PLC and may receive compensation from Barclays Bank PLC in the form of discounts and commissions.  The role of Barclays Wealth and Investment Management as a provider of certain services to such customers and as agent for Barclays Bank PLC in connection with the distribution of the Notes to investors may create a potential conflict of interest, which may be adverse to such clients.  Barclays Wealth and Investment Management is not acting as your agent or investment adviser, and is not representing you in any capacity with respect to any purchase of Notes by you.  Barclays Wealth and Investment Management is acting solely as agent for Barclays Bank PLC.  If you are considering whether to invest in the Notes through Barclays Wealth and Investment Management, we strongly urge you to seek independent financial and investment advice to assess the merits of such investment.

•                  Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the Accrual Rate on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

o                the expected volatility of the Accrual Rate;

o                the time to maturity of the Notes;

o                interest and yield rates in the market generally;

o                a variety of economic, financial, political, regulatory or judicial events; and

o                our creditworthiness, whether actual or perceived, including actual or anticipated downgrades in our credit ratings.

HYPOTHETICAL INTEREST RATE AND INTEREST PAYMENT CALCULATIONS

The examples below illustrate the various payments you may receive on the Notes in a number of different hypothetical scenarios.  These examples are only hypothetical and do not indicate the actual payments or return you will receive on the Notes.  The examples below assume that the Notes are held until maturity and do not take into account the tax consequences of an investment in the Notes.

HYPOTHETICAL INTEREST RATE AND INTEREST PAYMENT CALCULATIONS

As described above, the Notes will pay interest on each Interest Payment Date at an effective per annum interest rate calculated in accordance with the Interest Rate Formula.  The following illustrates the process by which the interest rate and interest payment amount are determined for any such Interest Periods.

For purposes of these examples, we assume that the Notes are not being redeemed on the applicable Interest Payment Date pursuant to the Redemption at the Option of the Company provisions above.  If we exercise our redemption option, you will receive on the Early Redemption Date the Redemption Price applicable to that Early Redemption Date, calculated as described above.

Interest Rate Calculation

Step 1: Calculate the Accrual Factor.

For each calendar day during an Interest Period, the level of the Accrual Rate is determined, and the level of the Accrual Rate is then evaluated relative to the Barrier Level (that is, whether the Accrual Rate on that day is greater than or equal to the Barrier Level).  Each calendar day on which the Accrual Rate is greater than or equal to the Barrier Level shall be referred to as an Accrual Day.  Once the total number of Accrual Days for an Interest Period is determined, the total number of Accrual Days is then divided by the total number of calendar days in the applicable Interest Period in order to determine the Accrual Factor.

As described above, for each Interest Period, the Accrual Rate for any day from and including the fifth Business Day prior to the related Interest Payment Date shall be the Accrual Rate on such fifth Business Day prior to that Interest Payment Date.  Furthermore, if any calendar day during an interest Period is not a Business Day, then the Accrual Rate will equal the Accrual Rate observed on the immediately preceding Business Day.

Step 2: Calculate the annual interest rate for each Interest Payment Date

For each calendar day in an Interest Period on which the Accrual Rate is greater than or equal to the Barrier Level, interest will accrue at the applicable Step Up Rate; conversely, for each calendar day in an Interest Period on which the Accrual Rate is less than the Barrier Level, no interest will accrue.

Stated mathematically, the interest rate per annum for any Interest Period will be equal to the product of (1) the Step Up Rate times the (2) the Accrual Factor (as determined in Step 1), subject to the Minimum Rate.

The maximum possible per annum interest rate for any Interest Period is the Step Up Rate for that Interest Period, and the actual interest rate per annum for any Interest Period will decrease in proportion to the number of calendar days in the Interest Period that the Accrual Rate is less than the Barrier Level.  As a result, the per annum interest rate for any Interest Period could potentially be zero.  See “Selected Risk Factors—Accrual Rate/Interest Payment Risk”.

Step 3: Calculate the interest payment amount payable for each Interest Payment Date

For each Interest Period, once the Calculation Agent has determined the applicable interest rate per annum, the Calculation Agent will calculate the effective interest rate for the Interest Period (rounded to five decimal places) by multiplying the annual interest rate determined for that Interest Period by the applicable day count fraction.  The resulting effective interest rate is then multiplied by the principal amount of the Notes to determine the actual interest amount payable on the related Interest Payment Date.  No adjustments to the amount of interest calculated will be made in the event an Interest Payment Date is not a Business Day.

Example Interest Rate and Interest Payment Calculations

The following table and examples illustrate how the per annum interest rate and interest payment amounts would be calculated for a given Interest Period based on the total number of calendar days in an Interest Period on which the Accrual Rate is greater than or equal to the Barrier Level.  For purposes of these examples, we have assumed that the Step Up Rate for the Interest Period is 6.00%.  We have further assumed that the Notes have quarterly Interest Payment Dates, and that interest payments will be calculated using a 30/360 day count basis (such that the applicable day count fraction for the quarterly interest payment for the Interest Period will be 90/360).  These values and assumptions have been chosen arbitrarily for the purposes of the below examples, and should not be taken as indicative of the terms of any particular Notes or the future performance of the Accrual Rate.  The specific terms for each issuance of Notes will be determined on the Original Trade Date.  Numbers in the table below have been rounded for ease of reference.

Number of Accrual Days in the Interest Period	Annualized rate of Interest Payment
0	0.00000%
15	1.00000%
30	2.00000%
45	3.00000%
60	4.00000%
75	5.00000%
90	6.00000%

Example 1: If, on every calendar day during the relevant Interest Period, the value of the Accrual Rate is greater than or equal to the Barrier Level, the number of Accrual Days would be equal to the number of calendar days in the Interest Period.  In this case, interest would accrue at the then applicable Step Up Rate of 6.00% for every day in the Interest Period.  As a result, the per annum interest rate for that Interest Period would be equal to the then applicable Step Up Rate of 6.00%, the maximum per annum interest rate for that Interest Period, and you would receive an interest payment of $15.00 per $1,000 principal amount of Notes on the related quarterly Interest Payment Date, calculated as follows:

Effective Interest Rate = 6.00% × (90/360) = 1.50000%

Interest Payment = $1,000 × 1.50000% = $15.00

Example 2: If, on every calendar day during the relevant Interest Period, the value of the Accrual Rate is less than the Barrier Level, there would be no Accrual Days in the relevant Interest Period. As a result, the per annum interest rate for that Interest Period would be equal to 0.00%, and you would receive no interest payment on the related quarterly Interest Payment Date (the interest payment would be $0).

Example 3: If the value of the Accrual Rate is greater than or equal to the Barrier Level on 33.33% of the calendar days in the relevant Interest Period, but the Accrual Rate is less than the Barrier Level on the other 66.67% of the relevant calendar days, the number of Accrual Days in the relevant Interest Period would be equal to 33.33% of the total number of calendar days in that Interest Period.  In this case, interest would accrue at the then applicable Step Up Rate of 6.00% for 33.33% of the days in that Interest Period, while no interest would accrue for the remaining 66.67% of the days in that Interest Period. As a result, the per annum interest rate for that Interest Period would be 2.00000%, calculated in accordance with the Interest Rate Formula as follows:

Per Annum Interest Rate = (6.00% × 0.3333) = 2.00000%

Based on the per annum interest rate for the relevant Interest Period determined per the above, you would receive an interest payment of $5.00 per $1,000 principal amount of Notes on the related quarterly Interest Payment Date, calculated as follows:

Effective Interest Rate = 2.00000% × (90/360) = 0.50000%

Interest Payment = $1,000 × 0.50000% = $5.00

THE CMS RATES

The CMS Rate with a maturity of 30 years (“30 Year CMS Rate”) and the CMS Rate with a maturity of 5 years (“5 Year CMS Rate”), will be determined by the Calculation Agent by reference to the 30 Year CMS Rate and the 5 Year CMS Rate that appear on Reuters ISDAFIX1 page (the “ISDAFIX1 Page”) as of 11:00 a.m., New York City time, on each Business Day during the term of the Notes.  Please see the information contained in “Reference Assets—Floating Interest Rate—CMS Rate” starting on page S-72 of the Prospectus Supplement for additional detail, including information on procedures that will be applied by the Calculation Agent when the 30 Year CMS Rate or the 5 Year CMS Rate cannot be determined in the manner described above on any Business Day during the term of the Notes.

Historical Information for the CMS Rates

We have provided the following historical information to help you evaluate the behavior of the CMS Rates in various periods.  The historical difference between the CMS Rates should not be taken as an indication of the future difference between the CMS Rates or the performance of the Notes.  Fluctuations in the CMS Rates make the interest rate on the Notes difficult to predict and can result in an interest rate to investors that is lower than anticipated.  Fluctuations in the CMS Rates and interest rate trends that have occurred in the past are not necessarily indicative of fluctuations that may occur in the future, which may be wider or narrower than those that have occurred historically.

We cannot guarantee that the difference between the CMS Rates will be maintained or will increase or that the 30 Year CMS Rate will be greater than the 5 Year CMS Rate over the term of the Notes so that you will receive a rate of interest greater than the Minimum Rate for any Interest Period over the term of the Notes.  The actual interest rate on the Notes for any Interest Period will depend on the applicable Step Up Rate as well as the CMS Spread on each Business Day during the applicable Interest Period.

The following table and graph show historical month-end differences between the CMS Rates from January 2008 through April 25, 2014 based on the CMS Rates as published by Bloomberg L.P.  We have not independently verified the accuracy or completeness of the historical data in the table and graph below.  The Calculation Agent will determine the actual Accrual Rate for each Business Day during the term of the Notes by reference to the CMS Rates as published on the ISDAFIX1 Page.

Historical Difference between 30 Year CMS Rate and 5 Year CMS Rate(1)

	2008	2009	2010	2011	2012	2013	2014
January	1.277%	0.903%	1.741%	2.136%	1.679%	1.990%	1.978%
February	1.466%	0.749%	1.822%	1.947%	1.655%	2.007%	1.965%
March	1.331%	1.036%	1.798%	1.887%	1.733%	2.035%	1.73%
April	1.004%	1.014%	1.684%	2.000%	1.705%	1.981%	1.642%(2)
May	0.892%	1.333%	1.608%	2.032%	1.358%	1.996%
June	0.697%	1.210%	1.664%	2.068%	1.515%	1.880%
July	0.828%	1.308%	1.927%	2.179%	1.550%	2.079%
August	0.766%	1.328%	1.593%	1.935%	1.701%	1.952%
September	0.618%	1.271%	1.820%	1.459%	1.800%	2.098%
October	0.577%	1.482%	2.216%	1.678%	1.789%	2.132%
November	0.229%	1.689%	2.068%	1.423%	1.797%	2.283%
December	0.593%	1.548%	1.952%	1.358%	1.907%	2.135%

(1)          The Accrual Rate will be an amount determined by the Calculation Agent equal to the CMS Spread, which is the 30 Year CMS Rate minus the 5 Year CMS Rate.

(2)          As measured on April 25, 2014.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The material tax consequences of your investment in the Notes are summarized below.  The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement.  Except as noted under “Non-U.S. Holders” below, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement.  In addition, this discussion applies to you only if you are an initial purchaser of the Notes; if you are a secondary purchaser of the Notes, the tax consequences to you may be different.

The following section is the opinion of our special tax counsel, Sullivan & Cromwell LLP, and it assumes that the description of the terms of the Notes in this pricing supplement is materially correct.  The Notes should be treated as debt instruments subject to special rules governing contingent payment debt instruments for U.S. federal income tax purposes.  Except as otherwise noted below under “Alternative Treatments,” the discussion below assumes that the Notes will be treated as contingent payment debt instruments.  Under these rules, if you are a U.S. individual or taxable entity, you generally will be required to accrue interest on a current basis in respect of the Notes over their term based on the comparable yield and projected payment schedule for the Notes and pay tax accordingly, even though the comparable yield may exceed the interest payments made with respect to the Notes, if any.  This comparable yield and projected payment schedule are determined solely to calculate the amount on which you will be taxed prior to redemption or maturity and are neither a prediction nor a guarantee of what the actual yield will be.  You would also be required to make adjustments to your accruals if the actual amounts that you receive in any taxable year differ from the amounts shown on the projected payment schedule. You will not be required to separately include in income the interest payments you receive on the Notes, except to the extent of any positive or negative adjustments discussed below.

In addition, any gain you may recognize on the sale, redemption or maturity of the Notes will be taxed as ordinary interest income and any loss you may recognize on the sale, redemption or maturity of the Notes would generally be ordinary loss to the extent of the interest you previously included as income in respect of the Notes and thereafter would be capital loss.  If you are a noncorporate holder, you would generally be able to use such ordinary loss to offset your income only in the taxable year in which you recognize the ordinary loss and would generally not be able to carry such ordinary loss forward or back to offset income in other taxable years.

It is not entirely clear how, under the rules governing contingent payment obligations, the maturity date for debt instruments (such as your Notes) that provide for an early redemption right should be determined for purposes of computing the comparable yield and projected payment schedule. It would be reasonable, however, to compute the comparable yield and projected payment schedule for your Notes (and we intend to make the computation in such a manner) based on the assumption that your Notes will remain outstanding until the stated maturity date.

If, during any taxable year, the interest payments made on the Notes exceed the projected payments for that taxable year, you will incur a “net positive adjustment” under the contingent payment debt instrument regulations equal to the amount of such excess.  You will treat a net positive adjustment as additional interest income in that taxable year.

If, during any taxable year, the interest payments made on the Notes are less than the amount of projected payment for that taxable year, you will incur a “net negative adjustment” under the contingent payment debt instrument regulations equal to the amount of such deficit. This net negative adjustment will (a) reduce your interest income on the Notes for that taxable year, and (b) to the extent of any excess after the application of (a), give rise to an ordinary loss to the extent of your interest income on the Notes during prior taxable years, reduced to the extent such interest was offset by prior net negative adjustments. Any net negative adjustment in excess of the amounts described in (a) and (b) will be carried forward as a negative adjustment to offset future interest income with respect to the Notes or to reduce the amount realized on a sale, redemption or maturity of the Notes.  In the case of taxpayers who are individuals, a net negative adjustment is not subject to the two percent floor limitation on miscellaneous itemized deductions.

One consequence of the application of the contingent payment debt instrument rules to your Notes is that you will likely be required to include an amount of interest in income in certain periods that is less than the interest payments to be made on your Notes in such periods.  Conversely, you will likely be required to include an amount of interest in income in certain other periods that exceeds the interest payments that are due on your Notes for such periods.  In the aggregate, if you hold your Notes to maturity, the total amount of income you include should equal the total amount of interest you received.

If you purchase your Notes for an amount that differs from the issue price of the Notes, you may be subject to special tax rules as described in “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement (in particular, the rules that apply when a U.S. holder purchases a contingent payment debt instrument for an amount that differs from the adjusted issue price of that contingent payment debt instrument at the time of the purchase).  These rules are complex and therefore holders are urged to consult their tax advisors regarding these rules.

For a further discussion of the tax treatment of your Notes, including information regarding obtaining the comparable yield, projected payment schedule and issue price for your Notes and the tax consequences to secondary purchasers of the Notes, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement.

Alternative Treatments. The application of the rules governing contingent payment debt instruments to your Notes is unclear and the Internal Revenue Service could assert that the tax consequences to you are different than those described above.  For example, it is possible that the Internal Revenue Service could assert that our option to redeem the Notes should be taken into account in determining the maturity of the Notes.  In such case, it is possible the comparable yield and projected payment schedule in respect of the Notes could be materially different than the one provided to you by us.  If our option to redeem the Notes is taken into account in determining the maturity of the Notes before maturity, it is also possible that your Notes could be treated as variable rate debt instruments, in which case (i) gain or loss from the sale, exchange or maturity of the Notes could be capital gain or loss (except to the extent of amounts attributable to accrued but unpaid interest) and (ii) you would be required to include the interest on the Notes in income at the time it is paid or accrued depending on your method of accounting for tax purposes.  For a more detailed discussion of the rules that apply to variable rate debt instruments, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness of U.S. Federal Income Tax Purposes—Variable Rate Debt Instruments” in the accompanying prospectus supplement.  For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Risk Factors—Taxes” in this pricing supplement.

You should consult your tax advisor with respect to these possible alternative treatments.

Non-U.S. Holders.  Barclays currently does not withhold on payments treated as interest to non-U.S. holders in respect of instruments such as the Notes.  However, if Barclays determines that there is a material risk that it will be required to withhold on any such payments, Barclays may withhold on any payments at a 30% rate, unless you have provided to Barclays an appropriate and valid Internal Revenue Service Form W-8.  Non-U.S. holders will also be subject to the general rules regarding information reporting and backup withholding as described under the heading “Certain U.S. Federal Income Tax Considerations—Information Reporting and Backup Withholding” in the accompanying prospectus supplement.

CERTAIN EMPLOYEE RETIREMENT INCOME SECURITY ACT CONSIDERATIONS

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the Issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

For additional ERISA considerations, see “Employee Retirement Income Security Act” in the prospectus supplement.

SUPPLEMENTAL TERMS OF THE NOTES

Notwithstanding anything to the contrary contained herein, (1) each reference to “BBA” on page S-79 of the prospectus supplement will be deemed to refer to “IntercontintentalExchange Group”.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Barclays Capital Inc. (the “Agent”), and the Agent has agreed to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of this pricing supplement.  The Agent is committed to take and pay for all of the Notes, if any are taken.

US$1,404,000

BARCLAYS BANK PLC

CALLABLE RANGE ACCRUAL NOTES DUE APRIL 30, 2029

LINKED TO THE CMS SPREAD

GLOBAL MEDIUM-TERM NOTES, SERIES A

(TO THE PROSPECTUS DATED JULY 19, 2013 AND THE PROSPECTUS SUPPLEMENT DATED JULY 19, 2013)

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